UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sprouts Farmers Market, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85208M 102

(CUSIP Number)

Scott K. Weiss

Weiss Brown, PLLC

6263 N. Scottsdale Rd., Ste 340

Scottsdale, Arizona 85250

(480) 327-6650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON: Premier Grocery, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 33-984051
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,773,484
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 7,773,484
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,773,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2013 (the “Schedule 13D”), as amended by by Amendment No. 1 thereto filed with the Commission on December 11, 2013. Except as amended and supplemented hereby, the Schedule 13D, as amended by Amendment No. 1, remains in full force and effect. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4(a) of the Schedule 13D is hereby amended and supplemented by inserting the following:

On March 27, 2014, the Reporting Person and the Related Persons, among other selling stockholders, entered into an Underwriting Agreement (the “March Underwriting Agreement”) with the Issuer and Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named therein (the “Underwriters”). Pursuant to the March Underwriting Agreement, the Reporting Person and the Related Persons agreed to sell to the Underwriters the number of shares as stated in Item 5(c) below (the “March Shares”) in an underwritten secondary public offering (the “March Offering”) pursuant to an effective registration statement on Form S-1 filed on March 17, 2014, as amended on March 25, 2014 (the “March Registration Statement”). The closing of the March Offering and the sale of the March Shares pursuant to the March Underwriting Agreement occurred on April 2, 2014.

On August 12, 2014, the Reporting Person and the Related Persons, among other selling stockholders, entered into an Underwriting Agreement (the “August Underwriting Agreement”) with the Underwriters. Pursuant to the August Underwriting Agreement, the Reporting Person and the Related Persons agreed to sell to the Underwriters the number of shares as stated in Item 5(c) below (the “August Shares”) in an underwritten secondary public offering (the “August Offering”) pursuant to an effective registration statement on Form S-3 filed on August 11, 2014 (the “August Registration Statement”). The closing of the August Offering and the sale of the August Shares pursuant to the August Underwriting Agreement occurred on August 18, 2014.

On March 5, 2015, the Reporting Person entered into a Preset Diversification Program (10b5-1 Trading Plan) with Morgan Stanley Smith Barney LLC (“MSSB”), pursuant to which MSSB will sell up to 4,136,736 shares of Common Stock of the Issuer held by the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 7,773,484 shares of Common Stock, representing 5.1% of the issued and outstanding shares of Common Stock of the Issuer, based on the Issuer’s Schedule 14A, as filed with the Commission on March 19, 2015.

The following information is disclosed pursuant to the rules prescribed by the Commission, and should not be implied to indicate that the Related Persons beneficially own any shares of Common Stock held by the Reporting Person, and such individuals (together with the Reporting Person) do not comprise a “group” within the meaning of Section 13(d)(3) of the Act:

Stanley A. Boney in the aggregate beneficially owns 551,653 shares of Common Stock, which includes (i) 95,666 shares of Common Stock held by the Boney Family Trust FBO Melissa Boney, dated 11/16/93, for which Stanley A. Boney serves as a trustee, and (ii) 455,987 shares of Common Stock issuable upon exercise of stock options held by Stanley A. Boney, collectively representing less than 1.0% of the issued and outstanding shares of Common Stock of the Issuer, as reported in the Schedule 14A filed by the Issuer with the Commission on March 19, 2015.

Shon A. Boney beneficially owns options to purchase 1,539,368 shares of Common Stock, representing less than 1.0% of the issued and outstanding shares of Common Stock of the Issuer, as reported in the Schedule 14A filed by the Issuer with the Commission on March 19, 2015.

Kevin Easler beneficially owns options to purchase 569,684 shares of Common Stock, representing less than 1.0% of the issued and outstanding shares of Common Stock of the Issuer, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2013.

Scott T. Wing is a trustee of the Wing Family Trust, which owns 12,101 shares of Common Stock, representing less than 1.0% of the issued and outstanding shares of Common Stock of the Issuer, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2013.

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:	7,773,484
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	7,773,484
Shared power to dispose or direct the disposition:	-0-

The Board of the Reporting Person makes the voting and investment decisions regarding the shares of Common Stock owned by the Reporting Person, and a voting or investment decision requires the approval of a majority of the Board. Accordingly, none of the Related Persons is deemed a beneficial owner of the shares of Common Stock owned by the Reporting Person.

The number of shares as to which Stanley A. Boney has:

Sole power to vote or direct the vote:	551,653
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	551,653
Shared power to dispose or direct the disposition:	-0-

The number of shares as to which Shon A. Boney has:

Sole power to vote or direct the vote:	1,539,368
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	1,539,368
Shared power to dispose or direct the disposition:	-0-

The number of shares as to which Kevin R. Easler has:

Sole power to vote or direct the vote:	569,684
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	569,684
Shared power to dispose or direct the disposition:	-0-

The number of shares as to which the Wing Family Trust has:

Sole power to vote or direct the vote:	12,101
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	12,101
Shared power to dispose or direct the disposition:	-0-

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

On April 2, 2014, the Reporting Person and the Related Persons sold the following shares in the March Offering, discussed in Item 4 above, pursuant to the March Registration Statement:

Reporting Person:	2,006,792
Stanley A. Boney:	94,013
Shon A. Boney:	317,377
Kevin R. Easler:	158,688
Wing Family Trust:	3,482

The April Shares listed above were sold to the Underwriters at a price per share of $32.65.

On August 18, 2014, the Reporting Person and the Related Persons sold the following shares in the August Offering, discussed in Item 4 above, pursuant to the August Registration Statement:

Reporting Person:	1,460,027
Stanley A. Boney:	-0-
Shon A. Boney:	-0-
Kevin R. Easler:	-0-
Wing Family Trust:	4,785

The August Shares listed above were sold to the Underwriters at a price per share of $29.025.

On March 19, 2015, the Reporting Person sold 157,613 shares of Common Stock of the Issuer pursuant to the Preset Diversification Program (10b5-1 Trading Plan) at an average execution price of $34.0698 per share.

On March 20, 2015, the Reporting Person sold 92,387 shares of Common Stock of the Issuer pursuant to the Preset Diversification Program (10b5-1 Trading Plan) at an average execution price of $33.8583 per share.

On April 15, 2015, the Reporting Person sold 70,631 shares of Common Stock of the Issuer pursuant to the Preset Diversification Program (10b5-1 Trading Plan) at an average execution price of $33.9393 per share.

On April 23, 2015, the Reporting Person sold 179,369 shares of Common Stock of the Issuer pursuant to the Preset Diversification Program (10b5-1 Trading Plan) at an average execution price of $33.8134 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following sentence at the end of the existing description set forth in Item 6:

Reference is made to the Underwriting Agreement dated March 27, 2014 and the Underwriting Agreement dated August 12, 2014 described in Item 4 above.

Reference is made to the Preset Diversification Program (10b5-1 Trading Plan) dated March 5, 2015 described in Item 4 above.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

3.1	Form of Underwriting Agreement, dated as of March 27, 2014, by and among (i) Sprouts Farmers Market, Inc., (ii) Goldman, Sachs & Co. and Credit Suisse Securities (USA), LLC, as representatives of the several underwriters named in Schedule I therein, and (iii) the selling stockholders named in Schedule II therein (1)

3.2	Form of Underwriting Agreement, dated as of August 12, 2014, by and among (i) Sprouts Farmers Market, Inc., (ii) Goldman, Sachs & Co. and Credit Suisse Securities (USA), LLC, as representatives of the several underwriters named in Schedule I therein, and (iii) the selling stockholders named in Schedule II therein (2)

(1)	Incorporated by reference from the Issuer’s Amendment No. 1 to the Registration Statement on Form S-1, filed with the Commission on March 25, 2014 (Exhibit 1.1).
(2)	Incorporated by reference from the Issuer’s Current Report on Form 8-K, filed with the Commission on August 13, 2014 (Exhibit 1.1).

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: April 28, 2015	By:	/s/ Stanley A. Boney
		Name:	Stanley A. Boney
		Title:	President